# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STARCO BRANDS, INC., CIK 0001539850
CUSIP: 85526F201
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 706 N Citrus Ave., Los Angeles, California (CA), 90038
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-026008
Filed by CIK 0001775245

## Reporting persons
- a16z Seed-III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 309,265; shared voting power 0; sole dispositive power 309,265; shared dispositive power 0; aggregate amount beneficially owned 309,265 (0% of the class)
- Andreessen Horowitz Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,027,002; shared voting power 0; sole dispositive power 6,027,002; shared dispositive power 0; aggregate amount beneficially owned 6,027,002 (0.8% of the class)
- AH Equity Partners III, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,336,267; shared voting power 0; sole dispositive power 6,336,267; shared dispositive power 0; aggregate amount beneficially owned 6,336,267 (0.8% of the class)
- Andreessen Horowitz Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 118,633,627; shared voting power 0; sole dispositive power 118,633,627; shared dispositive power 0; aggregate amount beneficially owned 118,633,627 (15.1% of the class)
- AH Equity Partners IV, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 118,633,627; shared voting power 0; sole dispositive power 118,633,627; shared dispositive power 0; aggregate amount beneficially owned 118,633,627 (15.1% of the class)
- AH Parallel Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 22,849,461; shared voting power 0; sole dispositive power 22,849,461; shared dispositive power 0; aggregate amount beneficially owned 22,849,461 (2.9% of the class)
- AH Equity Partners IV (Parallel), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 22,849,461; shared voting power 0; sole dispositive power 22,849,461; shared dispositive power 0; aggregate amount beneficially owned 22,849,461 (2.9% of the class)
- Marc L. Andreessen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 147,819,355; sole dispositive power 0; shared dispositive power 147,819,355; aggregate amount beneficially owned 147,819,355 (18.8% of the class)
- Benjamin A. Horowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 147,819,355; sole dispositive power 0; shared dispositive power 147,819,355; aggregate amount beneficially owned 147,819,355 (18.8% of the class)

## Item 1. Issuer
Name of issuer: STARCO BRANDS, INC.
Address of issuer's principal executive offices: 706 N Citrus Ave., Los Angeles, CA, 90038.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

a16z Seed-III, LLC ("Seed III")
Andreessen Horowitz Fund III, L.P. ("AH III")
AH Equity Partners III, L.L.C. ("AH Equity III")
Andreessen Horowitz Fund IV, L.P. ("AH IV")
AH Equity Partners IV, L.L.C. ("AH Equity IV")
AH Parallel Fund IV, L.P. ("AH Parallel IV")
AH Equity Partners IV (Parallel), L.L.C. ("AH Equity Parallel IV")
Mark L. Andreessen ("Andreessen")
Benjamin A. Horowitz ("Horowitz")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

Andreessen Horowitz
2865 Sand Hill Road, Suite 101
Menlo Park, California 94025
Citizenship:
Seed III Delaware
AH III Delaware
AH Equity III Delaware
AH IV Delaware
AH Equity IV Delaware
AH Parallel IV Delaware
AH Equity Parallel IV Delaware
Andreessen United States
Horowitz United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons ownership of the Issuer's securities includes (i) 309,265 shares of Class A Common Stock directly held by Seed III; (ii) 6,027,002 shares of Class A Common Stock directly held by AH III; (iii) 118,633,627 shares of Class A Common Stock directly held by AH IV; and (iv) 22,849,461 shares of Class A Common Stock directly held by AH Parallel IV.

The members of Seed III are AH III, Andreessen Horowitz Fund III-A, L.P., Andreessen Horowitz Fund III-B, L.P. and Andreessen Horowitz Fund III-Q, L.P. (collectively, the "AH Fund III Entities"). AH Equity III is the general partner of the AH Fund III Entities and may be deemed to have sole voting and sole dispositive power over the shares held by Seed III. Andreessen and Horowitz are managing members of AH Equity III and may be deemed to have shared voting and shared dispositive power over the shares held by Seed III.

AH Equity III is the general partner of AH III and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by AH III for itself and as nominee of the other AH Fund III Entities. Andreessen and Horowitz are managing members of AH Equity III and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH III for itself and as nominee.

AH Equity IV is the general partner of AH IV and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by AH IV for itself and as nominee of Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P. and Andreessen Horowitz Fund IV-Q, L.P. Andreessen and Horowitz are managing members of AH Equity IV and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH IV for itself and as nominee.

AH Equity Parallel IV is the general partner of AH Parallel IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee of AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B, L.P., and AH Parallel Fund IV-Q, L.P. Andreessen and Horowitz are managing members of AH Equity Parallel IV and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH Parallel IV for itself and as nominee.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 784,192,034 shares of the Issuer's Class A Common Stock outstanding as of May 20, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of each of AH III, AH IV and AH Parallel IV and the limited liability company agreements of Seed III, AH Equity III, AH Equity IV and AH Equity Parallel IV, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or a member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated herein by reference to Exhibit A to Schedule 13G, filed on February 27, 2023).

## Signatures
- a16z Seed-III, LLC: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (08/14/2025)
- Andreessen Horowitz Fund III, L.P.: /s/ Phil Hathaway, By AH Equity Partners III, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 1) (08/14/2025)
- AH Equity Partners III, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (08/14/2025)
- Andreessen Horowitz Fund IV, L.P.: /s/ Phil Hathaway, By AH Equity Partners IV, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 2) (08/14/2025)
- AH Equity Partners IV, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (08/14/2025)
- AH Parallel Fund IV, L.P.: /s/ Phil Hathaway, By AH Equity Partners IV (Parallel), L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 3) (08/14/2025)
- AH Equity Partners IV (Parallel), L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (08/14/2025)
- Marc L. Andreessen: /s/ Phil Hathaway, Phil Hathaway, Attorney-in-Fact for Marc L. Andreessen (See Note 4) (08/14/2025)
- Benjamin A. Horowitz: /s/ Phil Hathaway, Phil Hathaway, Attorney-in-Fact for Benjamin A. Horowitz (See Note 4) (08/14/2025)
Comment: Note 1: Andreessen Horowitz Fund III, L.P. for itself and as nominee for Andreessen Horowitz Fund III-A, L.P., Andreessen Horowitz Fund III-B, L.P. and Andreessen Horowitz Fund III-Q, L.P.

Note 2: Andreessen Horowitz Fund IV, L.P. for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P. and Andreessen Horowitz Fund IV-Q, L.P.

Note 3: AH Parallel Fund IV, L.P. for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B L.P. and AH Parallel Fund IV-Q, L.P.

Note 4: Signed pursuant to a Power of Attorney already on file with the Securities and Exchange Commission.